[PlainsCapital Letterhead]

November 28, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Todd K. Schiffman
Mr. Michael Seaman

Re:	PlainsCapital Corporation
Request to Withdraw Registration Statement on Form S-1
(File No. 333-161548)

Dear Messrs. Schiffman and Seaman:

Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), PlainsCapital Corporation (the “Company”) hereby applies for withdrawal of its Registration Statement on Form S-1 (File No. 333-161548), together with all amendments thereto (the “Registration Statement”), that was originally filed with the Securities and Exchange Commission (the “Commission”) on August 26, 2009. The Registration Statement has not been declared effective. The Company is applying for withdrawal of the Registration Statement because on May 8, 2012, the Company entered into an Agreement and Plan of Merger with Hilltop Holdings Inc., a Maryland corporation (“Hilltop”), and Meadow Corporation, a Maryland corporation and wholly owned subsidiary of Hilltop (“Meadow”), pursuant to which the Company will merge with and into Meadow, with Meadow continuing as the surviving corporation following the merger.

The Company has not sold, and will not sell, any securities under the Registration Statement. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Greg R. Samuel at (214) 651-5645.

Very truly yours, PlainsCapital Corporation

By:	/s/ Alan B. White
Alan B. White Chief Executive Officer

cc:	Scott J. Luedke
Corey G. Prestidge
Greg R. Samuel
Matthew L. Fry